PRIMEDIA, Inc.

3585 Engineering Drive, Suite 100

Norcross, GA 30092

Tel: 678-421-3000

Fax: 678-421-3400

VIA EDGAR FILING AND FACSIMILE (202) 772-9202

June 18, 2008

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE:	PRIMEDIA Inc.

Form 10-K for the year ended December 31, 2007

Filed March 17, 2008

File No. 001-11106

Dear Ms. Cvrkel:

By this letter, PRIMEDIA Inc. (“PRIMEDIA,” the “Company” or “we”) is responding to the comments set forth in your letter dated June 5, 2008. Our response is preceded by the text of the comment.

Form 10-K for the year ended December 31, 2007

Audited Financial Statements

SEC Comment

Statement of Cash Flows, page 42

1.

We note from your response to our prior comment 4 that included in the line item titled “accretion of acquisition obligation and other” was a $2.1 million change in the fair value of a forward agreement. Please provide us more details about, and disclose in the notes to the financial statements in future filings, the nature and amount of the forward agreement including the period of time for settlement and any other amounts recorded on the balance sheet for this agreement.

Ms. Linda Cvrkel

June 18, 2008

PRIMEDIA Inc. Response

In connection with PRIMEDIA’s acquisition of 80% of the outstanding equity interest in Automotive.com, the Company and the minority shareholders entered into a forward agreement through which PRIMEDIA would purchase the remaining 20% of Automotive.com’s stock held by the minority shareholders within a specified period of time. The forward agreement required physical settlement, and the settlement price of the forward agreement was based on a measure of Automotive.com’s earnings in the fiscal year prior to settlement.

Accounting for the acquisition and forward agreement followed the relevant guidance in SFAS No. 141, EITF 95-8, EITF 00-6 and SFAS No. 150. Due to the ongoing relationship of the CEO of Automotive.com with the company after the acquisition, for accounting purposes, the forward agreement was bifurcated into the components relating to him and to the other minority shareholders. The component of the forward agreement relating to the other minority shareholders was recorded as a liability at fair value as of the transaction date and an adjustment to the purchase price, while changes in the fair value of the component pertaining to the CEO were charged to compensation expense. Automotive.com was part of our Enthusiast Media segment, which was sold during the third quarter of 2007. Changes in the fair value of the liability from the date of acquisition to the sale of the Enthusiast Media segment, including the $2.1 million change in fair value during 2007, have been charged to interest expense consistent with the guidance in paragraph 24 of SFAS No. 150.

In future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008, we will include language in the notes to the consolidated financial statements, similar in tone and concept to that in the following paragraphs:

In connection with the Company’s acquisition of 80% of the common stock of Automotive.com in 2005, PRIMEDIA and the minority shareholders of Automotive.com, including its Chief Executive Officer, entered into a forward agreement through which PRIMEDIA would purchase the remaining 20% of Automotive.com’s common stock in early 2009 or, if the forward agreement was extended, early 2010. The settlement price of the forward agreement was to be based on a measure of Automotive.com’s earnings in the fiscal year prior to settlement.

Due to the ongoing relationship of the Chief Executive Officer of Automotive.com with the company after the acquisition, for accounting purposes, the forward agreement was bifurcated into the components relating to him on the one hand and the other minority shareholders on the other. The component of the forward agreement relating to the other minority shareholders was recorded as a liability at fair value as of the transaction date and an adjustment to the purchase price. Automotive.com was part of the Company’s Enthusiast Media segment, which was sold during the third quarter of 2007. The purchaser of the Enthusiast Media segment assumed all of the Company’s obligations under the forward agreement. During the year ended December 31, 2006, the fair value of the liability decreased $2.5 million,

Ms. Linda Cvrkel

June 18, 2008

resulting in a corresponding reduction to interest expense. The change in the fair value of the liability during 2007 until the sale of the Enthusiast Media segment resulted in an increase in interest expense of $2.1 million. Changes in the fair value of the component pertaining to Automotive.com’s Chief Executive Officer have been charged to compensation expense, including $2.3 million during the year ended December 31, 2006 and an immaterial amount during the year ended December 31, 2007.

Additional Remarks

In connection with our response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above information responsive to the staff’s comments and will be happy to discuss it further should you desire.

Sincerely yours,

PRIMEDIA, Inc.

/s/ KIM R. PAYNE

Kim R. Payne

Senior Vice President and

Chief Financial Officer